THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO A REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

UNSECURED PROMISSORY NOTE

Note Series: 1

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: [AMOUNT]

For value received **BELLWETHER HOUSING**, a Washington nonprofit corporation (the "***Company***"), promises to pay to the undersigned holder ("***Holder***") the principal amount set forth above, together with all accrued and unpaid interest thereon, as provided in the manner set forth below.

1. BASIC TERMS.

(a) Series of Notes. This promissory note (the "***Note***") is issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***") and issued in a series of multiple closings to certain persons and entities (collectively, the "***Holders***").

(b) Interest. The outstanding principal amount of this Note shall bear interest at the rate of two percent (2%) per annum until the Note is paid in full. Interest will be calculated on the basis of a 365-day or a 366-day year, as the case may be, for the number of days actually elapsed. Interest will not start accruing until the first day of the calendar month following the month in which the Company has received the funds, and shall not accrue on the day on which it is paid.

(c) Payments. The Company will make quarterly payment of interest in arrears to the Holder on the 15th day following the end of each full calendar quarter in which the Note is outstanding. If the payment due date falls on a day on which banks are not open to do business in Seattle, the payment will be due the next business day. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest and thereafter to principal.

(d) Prepayment Permitted. The Company may prepay this Note or any of the other Notes in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be repaid together with accrued interest thereon.

(e) Maturity Date. All unpaid principal of this Note and all accrued and unpaid interest thereon shall become due and payable on December 31, 2034 (the "***Maturity Date***").

(f) Early Repayment Election. Notwithstanding any provisions of this Note to the contrary, the Holder has the right to declare the entire amount of outstanding principal of the Note and interest to be due and payable at 5 years and 10 years hereafter, as follows: for the 5-year early repayment election, the Holder must give the Company a written notice requesting repayment in full within the 3-month period starting April 1, 2024 and ending June 30, 2024 and the interest will stop accruing from April

1, 2024; for the 10-year early repayment election, the Holder must give the Company a written notice requesting repayment in full within the 3-month period starting April 1, 2029 and ending June 30, 2029 and the interest will stop accruing from April 1, 2029. The Holder is deemed to waive this right if the Holder fails to give a written notice to the Company in the aforesaid 3-month periods.

2. **REPRESENTATIONS AND WARRANTIES**.

(a) **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Holder, as of the date of the first issuance of a note in the offering, as follows:

(i) **Organization, Good Standing and Qualification**. The Company is a nonprofit corporation duly organized and validly existing under the laws of the state of Washington. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(ii) **Corporate Power**. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note.

(iii) **Authorization**. All corporate action on the part of the Company and the Board necessary for the issuance and delivery of this Note has been taken.

(iv) **Enforceability**. This Note constitutes a valid, legal and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of the creditors' rights generally, and by general applicable principles (whether enforcement is sought by proceedings in equity or at law) and the relief of debtors.

(v) **Governmental Consents**. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(vi) **Compliance with Laws**. The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(vii) **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act of 1933, as amended ("***Disqualification Events***"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act of 1933, as amended (the "***Act***"). For purposes of this Note, "***Company Covered Persons***" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do

not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i) Purchase for Own Account. The Holder is acquiring this Note solely for the Holder's own account and beneficial interest for investment and not for sale, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to invest in the Note, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii) Ability to Bear Economic Risk. The Holder acknowledges that investment in the Note involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Note for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(iv) Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of the Note unless and until:

(1) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(2) Notwithstanding the provisions of paragraph (1) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v) Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "***Code***")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Note, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax

consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note. The Holder's subscription, payment for and continued beneficial ownership of the Note will not violate any applicable laws of the Holder's jurisdiction.

(vi) Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

3. EVENTS OF DEFAULT.

(a) Upon the occurrence and continuance of any Event of Default (as defined below), upon the Holder's written notice to the Company, this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "***Event of Default***":

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable (unless the Company corrects such failure within 15 business days of notice thereof from the Holder);

(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In any action to enforce the terms of this Note, the prevailing party will be entitled to an award of its attorneys' fees and costs.

4. TAX WITHHOLDING. If the Company is required to remit to any governmental authority an amount of money which represents a withholding from amounts paid or considered paid to the Holder, then the Holder agrees to provide the Company with the funds, in immediately available U.S. dollars, so that the Company has the funds to remit to such governmental authority. In all events, any amounts will be considered paid for the benefit of the Holder. The Holder hereby authorizes the Company to make any withholding required by law. The Holder agrees to provide to the Company a Form W-9 or comparable form as requested by the Company.

5. MISCELLANEOUS PROVISIONS.

(a) Waivers. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) Further Assurances. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the

full intent and purpose of this Note and to comply with state or federal regulatory approvals.

(c) Transfers of Note. This Note may be transferred only (i) in compliance with this instrument, and (ii) upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, subject to compliance with the provisions of this Note and applicable laws, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(d) Amendment and Waiver. Any term of this Note may be amended or waived with the written consent of Company and the Holder.

(e) Governing Law; Venue. This Note shall be governed by and construed under the laws of the State of Washington, as applied to agreements among Washington residents, made and to be performed entirely within the State of Washington, without giving effect to conflicts of laws principles. The venue for any dispute arising out of or related to this Note will lie exclusively in the state or federal courts located in King County, Washington, and the parties to this Note irrevocably waive any right to raise forum non conveniens or any other argument that Washington is not the proper venue. The parties to the Note irrevocably consent to personal jurisdiction in the state and federal courts of the state of Washington.

(f) Waiver of Jury Trial. THE HOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY.

(g) Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

(h) Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Note may also be executed and delivered by facsimile signature, PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (*e.g.*, www.docusign.com).

(i) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(j) Notices. All notices, requests, or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to be addressee specified below or to such other addressee as such party may from time to time specify in writing in compliance with this section. Notices (i) if mailed by certified or registered mail or sent by hand or overnight courtier service, shall be

deemed to have been given when received; (ii) shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient.

(k) Expenses. The Company and each Holder shall each bear their respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(l) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

(m) Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(n) Exculpation among Holders. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

(o) Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "***Senior Indebtedness***" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(p) Broker's Fees. The Holder hereby represents and warrants to the Company that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each Holder hereto further agrees to indemnify the Company for any claims, losses or expenses incurred by such other party as a result of the representation in this section titled "Broker's Fees" being untrue.

(q) Notice Regarding Oral Commitments under Washington Law. ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR TO FORBEAR FROM ENFORCING PAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Bellwether Housing

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[INVESTOR NAME]

By: *Investor Signature*

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited